Fortuna intercepts 487 g/t Ag and 4 g/t Au over 8.2 m at Trinidad North discovery, San Jose Mine, Mexico

Vancouver, August 15, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to report results for twelve additional surface drill holes at the Trinidad North high-grade silver-gold discovery at the San Jose Mine in Mexico.  With the exception of drill hole SJO-304, the reported drill holes are generally positioned to define the approximate limits of the Trinidad North ore shoot.  The ore shoot remains open to depth and to the north with drilling from underground stations projected to start in early September.

Trinidad North Drilling Highlights:

Hole_Id	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)
SJO-299	526.00	534.00	8.00	4.7	178	1.26	245
SJO-303A	462.95	470.20	7.25	5.5	258	1.45	335
SJO-304	543.40	560.95	17.55	10.4	326	2.06	436
	580.00	593.80	13.80	8.2	487	4.00	700
SJO-308	503.55	511.10	7.55	4.3	226	1.28	294
SJO-315	445.85	451.00	5.15	3.3	399	2.10	511
SJO-321	533.75	537.75	4.00	1.5	850	4.48	1,089

Dr. Thomas I. Vehrs, Vice President of Exploration, commented, “The latest drill results continue to confirm the importance of the Trinidad North discovery.  The Trinidad North ore shoot is located proximal to the area of operations at San Jose allowing for development of the zone in 2014 and initiation of production in early 2015.  Silver equivalent grades range from 200 g/t to over 2,300 g/t over estimated true vein widths ranging from 2 meters to over 19 meters.”  Dr. Vehrs continued, “Underground access is currently in development at the 1300 meter level to allow for continued exploration of the ore shoot to the north and to depths below 1,000 m amsl.  The first underground drill station is projected to be ready by the end of August with underground drilling scheduled to begin in early September.”

A summary of the assay results for the principal mineralized intervals in the twelve drill holes is appended to this news release.  The reader is referred to the Fortuna Silver news releases of February 4, 2013, April 22, 2013 and May 22, 2013 for the results of previously released drill holes from the Trinidad North zone.  Please see the following link to the longitudinal sections for the location of the Trinidad North drill results relative to the existing Mineral Reserves and Mineral Resources of the San Jose Mine: http://www.fortunasilver.com/i/maps/sanjose/Trinidad-deposit-longitudinal-sections_8AUG2013_14AUG13.pdf.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Assay Results for Principal Mineralized Intervals at the Trinidad North Discovery, Mexico:

Hole_Id	From (m)	To (m)	Int (m)	Est True Width (m)	Ag (g/t)	Au ( g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq (g/t)
SJO-299	513.00	514.00	1.00	0.6	620	4.17	542	860	73	843
	526.00	534.00	8.00	4.7	178	1.26	738	1246	136	245
	536.80	544.00	7.20	4.2	102	0.74	1703	3408	181	141
SJO-303A	415.00	417.00	2.00	1.5	304	3.10	62	125	45	469
	455.60	459.20	3.60	2.7	168	1.10	215	466	24	227
	462.95	470.20	7.25	5.5	258	1.45	365	680	46	335
SJO-304	535.85	540.70	4.85	2.9	381	1.99	829	1872	127	487
	543.40	560.95	17.55	10.4	326	2.06	510	1235	102	436
	565.00	566.50	1.50	0.9	294	1.32	295	791	142	364
	572.70	575.00	2.30	1.4	249	1.86	1823	4127	512	348
	580.00	593.80	13.80	8.2	487	4.00	2121	3811	401	700
SJO-308	475.65	477.25	1.60	0.9	655	3.66	318	680	60	850
	499.50	501.70	2.20	1.3	421	2.81	204	377	44	571
	503.55	511.10	7.55	4.3	226	1.28	154	376	38	294
	550.50	552.10	1.60	0.9	491	4.74	1946	4696	919	744
SJO-310	286.90	288.00	1.10	0.6	152	0.68	157	184	10	189
	329.00	332.00	3.00	1.5	66	0.38	166	332	30	86
SJO-311	149.15	150.00	0.85	0.5	183	6.11	7	60	60	509
	429.50	431.00	1.50	0.9	825	3.74	504	939	47	1025
SJO-313	351.00	351.50	0.50	0.3	187	0.89	109	342	33	234
	353.00	356.75	3.75	2.4	341	1.73	312	635	35	433
SJO-315	445.85	451.00	5.15	3.3	399	2.10	327	567	46	511
SJO-316	347.30	351.00	3.70	1.4	325	1.63	232	262	19	412
	357.00	361.00	4.00	1.5	149	0.89	175	466	20	196
	415.50	417.55	2.05	0.8	602	3.19	1377	2263	59	772
	435.50	437.00	1.50	0.6	204	1.08	397	969	21	262
	445.90	452.20	6.30	2.4	88	0.51	213	465	23	115
SJO-320	No significant mineralized intervals
SJO-321	492.20	500.45	8.25	3.1	88	0.43	900	1596	104	111
	502.10	508.80	6.70	2.5	130	0.68	792	1931	104	166
	533.75	537.75	4.00	1.5	850	4.48	1076	2353	78	1089
SJO-325A	568.10	569.60	1.50	0.7	137	0.74	761	1593	61	176
	573.70	575.55	1.85	0.9	181	0.78	884	2368	34	223
	606.05	607.00	0.95	0.4	111	1.48	13870	27820	1373	190

*Ag Eq values calculated at Au:Ag ratio of 53.37 based on metal prices as of December 31, 2012  (Au: US$ 1,572.19;  Ag: US$29.46), metallurgical recoveries of 89% for both Au and Ag, and a lower cutoff of 70 g/t Ag Eq.